METALLA AND NOVA ANNOUNCE COMPLETION OF ARRANGEMENT

FOR IMMEDIATE RELEASE

December 1, 2023

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for per share amounts)

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") (TSXV: MTA) (NYSE American: MTA) and Nova Royalty Corp. (TSXV: NOVR) (OTCQB: NOVRF) ("Nova") are pleased to announce that they have completed the arrangement (the "Arrangement"), initially announced on September 8, 2023, pursuant to which Metalla acquired all of the issued and outstanding common shares of Nova (the "Nova Shares") by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), positioning the combined company as a leading emerging intermediate royalty company.

Under the terms of the Arrangement, each former shareholder of Nova (a "Nova Shareholder") received 0.36 of a common share  of Metalla (each whole share, a "Metalla Share") for each Nova Share held immediately prior to the completion of the Arrangement (the "Consideration"). It is anticipated that the Nova Shares will be de-listed from the TSX Venture Exchange (the "TSX-V") as of the close of trading on or about December 5, 2023 and Nova will apply to the Canadian securities regulators for it to cease to be a reporting issuer.

Registered holders of Nova Shares are reminded to submit a duly completed Letter of Transmittal and the share certificate(s) and/or direct registration system advice(s) representing their Nova Shares to Computershare Investor Services Inc. ("Computershare"), Metalla's depositary, in order to receive the Consideration under the Arrangement. If you have any questions or require further information about the procedures to complete your Letter of Transmittal, please contact Computershare at 1-800-564-6253 (toll-free within North America) or by email at corporateactions@computershare.com. Shareholders whose Nova Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee regarding the receipt of the Consideration.

Further information about the Arrangement is set forth in the materials prepared by Nova in respect of the special meeting of Nova Shareholders held on November 27, 2023 (the "Meeting"), which were mailed to Nova Shareholders and filed under Nova's profile on SEDAR+ at www.sedarplus.ca.

Nova Options

Pursuant to the Arrangement, Nova options became immediately vested, and such Nova options have been exchanged for replacement options exercisable for Metalla Shares at the same conversion ratio applicable to the Nova Shares, and any certificate or option agreement previously evidencing Nova options now evidences (and shall be deemed to evidence) such replacement options. All other terms and conditions of the replacement options, including the term of expiry, conditions to and manner of exercising, are the same as the Nova options for which they were exchanged, except that the term to expiry of any replacement options shall be extended to the 12-month anniversary of the effective date of the Arrangement for certain holders (i.e. for those that ceased to be an employee, consultant, officer or director of Nova or Metalla, as the case may be), provided that in no case shall the date of expiry of any replacement option extend beyond the date that is 10 years from the date of grant of the original Nova option.

Nova RSUs

Pursuant to the Arrangement, each restricted share unit of Nova that was outstanding immediately prior to completion of the Arrangement ("Nova RSU") was deemed to be fully vested and settled in Nova Shares, which Nova Shares participated in the Arrangement. The consideration that a holder of Nova RSUs is entitled to receive under the Arrangement may be subject to tax withholdings in accordance with the Arrangement.

Subscription Receipt Conversion

As previously announced, Metalla completed a subscription receipt financing, pursuant to which Beedie Investments Ltd. ("Beedie Capital") subscribed for 2,835,539 subscription receipts (the "Subscription Receipts") of Metalla at a price of C$5.29 per Subscription Receipt for aggregate gross proceeds of C$15 million (the "Financing"). As per the terms of the Financing, in connection with the completion of the Arrangement, each Subscription Receipt converted into one Metalla Share without payment of additional consideration or further action on the part of Beedie Capital, for an aggregate total of 2,835,539 Metalla Shares. Proceeds from the Financing have been released from escrow to Metalla. The proceeds of the Financing will be used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Arrangement.

The Metalla Shares issued upon conversion of the Subscription Receipts are subject to a hold period ending on the date that is four months plus a day from the date the Subscription Receipts were issued, being February 21, 2024, and the resale rules of applicable securities legislation.

Convertible Loan

As previously announced, Beedie Capital entered into a second amended and restated convertible loan agreement with Metalla dated October 19, 2023 (the "Amended & Restated Loan Agreement"), pursuant to which the parties agreed to amend the terms of the existing convertible loan agreement between Beedie Capital and Metalla (the "Loan Facility"), which became effective upon completion of the Arrangement.

Pursuant to the Amended & Restated Loan Agreement, the parties agreed as follows:

i. to increase the Loan Facility from C$25.0 million to C$50.0 million;

ii. to drawdown the following amount (the "Initial Drawdown"):

  C$16.4 million (convertible at a conversion price of C$6.00 per Metalla Share), to refinance the C$4.2 million principal outstanding under the Loan Facility as at the time of the closing of the Arrangement, and the C$12.2 million principal outstanding under Nova's convertible loan facility with Beedie Capital (the "Nova Convertible Loan");
  C$2.7 million, being the aggregate interest and fees outstanding under the Nova Convertible Loan and the Loan Facility as at the time of the closing of the Arrangement, with the interest convertible as of the date of conversion and unpaid fees shall not be convertible.

  an amendment fee of approximately C$0.1 million payable to Beedie Capital; and
  certain expenses of Beedie Capital;

iii. interest on the principal will accrue at a rate of 10.0% per annum;

iv. for an eighteen-month period from the close of the Arrangement, accrued interest will be capitalized and added to the principal amount, and thereafter, at Metalla's election, 2.0% per annum of the interest accruing on the principal will be capitalized and added to the principal amount;

v. the standby fee (1.5% per annum), the commitment fee (1.0% on any subsequent advance (not payable on the Initial Drawdown)), the make whole fee (entitling Beedie Capital to earn a minimum of 12 months of interest on each advance made) and the default interest rate (14.0% per annum) remain the same; and

vi. existing security arrangements have been updated to reflect security to be provided by Nova and its subsidiary for the Loan Facility, along with updated security arrangements at Metalla to reflect developments in our business.

Concurrent with closing of the Arrangement, Metalla drew down on the Loan Facility and paid out and discharged all obligations under the Nova Convertible Loan, and such facility has been terminated.

Any Metalla Shares issued upon conversion of the Initial Drawdown will be subject to a hold period ending on the date that is four months and one day after the date the Amended & Restated Loan Agreement was entered into, being February 20, 2024, and the resale rules of applicable securities legislation.

Advisors and Counsel

Trinity Advisors Corporation acted as financial advisor to Metalla's board of directors and its special committee, and BMO Capital Markets acted as capital markets advisor to Metalla in connection with the Arrangement. Osler, Hoskin & Harcourt LLP acted as legal advisor to the special committee of Metalla's board of directors.

PI Financial Corp. acted as financial advisor to Nova's board of directors and its special committee. Blake, Cassels & Graydon LLP acted as legal advisor to the special committee of Nova's board of directors and DLA Piper (Canada) LLP acted as counsel to Nova and as transaction counsel generally. Haywood Securities provided the second fairness opinion to the Nova Special Committee.

Dorsey & Whitney LLP and DLA Piper LLP (US) acted as United States legal counsel to Metalla and Nova, respectively.

ABOUT METALLA

Metalla provides shareholders with leveraged precious and strategic metal exposure through its royalties and streaming portfolio. Metalla's goal is to increase share value by accumulating a diversified portfolio of royalties and streams offering attractive returns. Metalla's strong foundation of current and future cash-generating asset base and experienced team provide Metalla the path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ABOUT NOVA ROYALTY

Nova Royalty Corp. is a copper and nickel-focused royalty company. Nova has assembled a portfolio of royalties on a significant proportion of the next generation of major copper projects located in 1st-tier jurisdictions, providing investors exposure to some of the most critical resource assets for the clean energy transition. These projects are being advanced by the world's premier mining companies, which include First Quantum, Lundin Mining, Newmont, Hudbay, Anglo American and Glencore, among others.

CONTACT INFORMATION

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes: the expected timing by which the Nova Shares will be de-listed from the TSX-V; the potential for the combined company to become the leading intermediate royalty company; the strengths, characteristics and expected benefits and synergies of the Arrangement; the expected use of proceeds from the Financing; and the companies' assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Arrangement and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies' expectations, estimates and projections regarding possible future events or circumstances.  The forward-looking information included in this news release is based on the companies' opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, their assumptions regarding the Arrangement (including the anticipated benefits therefrom), as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the continued exploration and development of mineral projects by the owners or operators of such mineral projects; the ongoing operation of the mineral projects in which they hold a stream or royalty interest by the owners or operators of such projects in a manner consistent with past practice or publicly disclosed operating plans; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the companies' business strategies, that operations, or ramp-up where applicable, at properties in which they hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Arrangement; that the proceeds of the Financing will not be used as announced; and those set forth under the caption "Risk Factors" in the companies' respective annual information forms, their most recent management's discussion and analysis, Metalla's annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although the companies have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents the companies' expectations as of the date of this news release and is subject to change after such date. Metalla and Nova each disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities issued pursuant to the Arrangement and the transactions with Beedie Capital may not be offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom.  Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.